Exhibit 99.1

Fitell Corporation Announces Private Placement of US$3.6 Million of Senior Unsecured Convertible Notes

TAREN POINT, Australia, Jan. 19, 2024 (GLOBE NEWSWIRE) — Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, announced that the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an investor on January 15, 2024. Pursuant to the Purchase Agreement filed with the Securities Exchange Commission on Form 6-K, the Company issued to the investor a three-year senior unsecured convertible promissory note in the principal amount of US$3,600,000 for the funding amount of US$3,312,000. This placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The Notes will be senior, unsecured obligations of the Company. The Notes will bear interest at a rate of 8% per annum and will mature on January 15, 2027, 36 months from the issue date, January 15, 2024.

Investors may convert all or any amount of the principal face amount into Fitell’s ordinary shares at a conversion price based on the lowest closing price of the Company’s ordinary shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the conversion price shall not be lower than $0.80 per share.

Additionally, the private placement includes warrants entitling the Investor to purchase up to 5,645,455 ordinary shares of the Company at an exercise price of $1.056 per share. This exercise price represents 120% of the per share price on The Nasdaq Capital Market as of the issue date, January 15, 2024.

The private placement is being made only to “Accredited Investors” (as such term is defined in the Securities Act) pursuant to Section 4(a)(2) and/or Rule 506(b) of Regulation D under the Securities Act, or non-US investors pursuit to Regulation S. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com